Exhibit 99.1

Cautivo and Sierra Announce Completion of Distribution, Issuance of Rights and Cautivo's Listing on the Canadian Securities Exchange

/THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, Aug. 8, 2017 /CNW/ - Cautivo Mining Inc. (CSE:CAI) ("Cautivo" or the "Corporation") and Sierra Metals Inc. (TSX:SMT) (BVL:SMT) (NYSE American: SMTS) ("Sierra" and together with Cautivo, the "Parties") are pleased to announce the completion today of the previously announced distribution (the "Distribution") of Cautivo common shares ("Cautivo Shares"), issuance of rights ("Rights") pursuant to Cautivo's rights offering (the "Rights Offering") and listing of the Cautivo Shares and the Rights on the Canadian Securities Exchange (the "CSE").

Today Sierra completed the Distribution by distributing to holders of Sierra common shares (other than ineligible holders) of record as of 4:59 p.m. (Toronto time) on July 26, 2017 (the "Distribution Record Date") all of the issued and outstanding Cautivo Shares, being 3,253,588 Cautivo Shares, as a return of capital, reducing Sierra's shareholdings in Cautivo from 100% to nil. The Cautivo Shares were distributed pursuant to a spin-off by Sierra and Sierra did not receive any proceeds from the Distribution.

Immediately following the Distribution, Cautivo issued 11,904,641 Rights pursuant to the Rights Offering, whereby holders of Sierra common shares (other than ineligible holders) of record at 5:00 p.m. (Toronto time) on the Distribution Record Date received 3.6589638 Rights for every Sierra common share held. For every whole Right held, a holder is entitled to subscribe for one Cautivo Share at a price of C$0.84 per share at any time from August 8, 2017 to August 29, 2017.

Effective today, the Cautivo Shares and the Rights will commence trading on the CSE under the trading symbols "CAI" and "CAI.RT", respectively.

As previously announced, the Corporation entered into a standby purchase agreement (the "Standby Agreement") with each of Arias Resource Capital Fund II L.P. ("ARC II") and Arias Resource Capital Fund II (Mexico) L.P. ("ARC Mexico") pursuant to which each of ARC II and ARC Mexico agreed to, among other things, irrevocably exercise all of the Rights held by it (collectively the "Initial Purchaser Rights") and, subject to the satisfaction or waiver of certain terms and conditions, severally and not jointly, each purchase its respective percentage of the Cautivo Shares underlying Rights that are unexercised following the expiry of the exercise period under the Rights Offering. Concurrently with the Distribution and pursuant to the Standby Agreement, ARC II and ARC Mexico irrevocably exercised their Initial Purchaser Rights by paying C$1,817,629 in the aggregate to Cautivo in consideration for the issuance by Cautivo of 2,047,651 and 116,194 Cautivo Shares to ARC II and ARC Mexico, respectively. A copy of the Standby Agreement is available under the Corporation's profile on SEDAR at www.sedar.com.

On July 10, 2017, in contemplation of the Distribution and the Rights Offering, the Corporation and each of Arias Resource Capital Fund L.P. ("ARC I", and together with ARC II and ARC Mexico, the "ARC Funds"), ARC II and ARC Mexico entered into an investor nomination rights and governance agreement (the "Nomination Rights and Governance Agreement"). Following the Distribution and the exercise by ARC II and ARC Mexico of their Initial Purchaser Rights, the ARC Funds currently hold, in the aggregate, more than 50% of the issued and outstanding Cautivo Shares. Assuming this ownership threshold does not decrease to below 50% of the issued and outstanding Cautivo Shares by the Corporation's next directors election meeting, the ARC Funds may, pursuant to the Nomination Rights and Governance Agreement, require the Corporation to include three nominees of the ARC Funds among the Cautivo board's nominees as directors of the Corporation to be nominated at each directors election meeting. Under the Nomination Rights and Governance Agreement, the Corporation has also granted to each ARC Fund, on the terms set forth in such agreement, a continuing right to participate in any subsequent equity financing of the Corporation in order for it to maintain its proportionate equity interest in the Corporation as at immediately prior to the closing of such equity financing. A copy of the Nomination Rights and Governance Agreement is available under the Corporation's profile on SEDAR at www.sedar.com.

As described in the joint press release of the Parties dated July 27, 2017 (the "July 27 Press Release"), Sierra previously transferred to Cautivo all of the issued and outstanding shares of Plexmar Resources Inc. ("Plexmar"), which indirectly owns the Las Lomas Project, and the advances made by Sierra to Plexmar and its subsidiaries in the aggregate amount of approximately US$4.9 million, in exchange for 3,252,588 Cautivo Shares (the "Reorganization"). As a result of the Reorganization, the Las Lomas Project now comprises the main asset of Cautivo. Sierra believes that the value of the Las Lomas Project was not fully reflected in the market price of Sierra's common shares and that the Distribution will unlock the previously unrecognized value of the Las Lomas Project and place it directly into the hands of the Sierra shareholders. Sierra does not consider the    properties comprising the Las Lomas Project to be core to its ongoing strategy and such properties have ongoing property maintenance fees and other expenses associated with them. There can however be no assurances that the purpose of the Distribution will be achieved.

Further details concerning the Rights Offering, including the treatment of ineligible holders, the Distribution, the Standby Agreement, the Nomination and Governance Agreement and the Reorganization are contained in the joint press releases of the Parties dated July 12, 2017, the July 27, 2017 Press Release and the (final) long form prospectus of Cautivo dated July 10, 2017 (the "Prospectus"), copies of which are available under the Corporation's profile on SEDAR at www.sedar.com.

About Sierra

Sierra is a Canadian based polymetallic mining company with production from its Yauricocha mine in Yauyos Province, Peru, the Bolivar mine in Chihuahua, Mexico and the Cusihuiriachic property in Chihuahua, Mexico. Sierra is focused on increasing production volume and growing mineral resources. Sierra has recently had several new discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within or close proximity to the existing mines. Additionally, Sierra has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The common shares of Sierra trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American under the symbol "SMTS".

A copy of Sierra's early warning report will appear on the Corporation's profile on SEDAR at www.sedar.com and may also be obtained by contacting the Corporate Secretary of Sierra at (604) 728-2604 (79 Wellington Street West, Suite 2100, Toronto, Ontario M5K 1H1).

About Cautivo

The Corporation is an exploration company focused on acquiring, exploring and, if warranted, developing gold, silver, copper, zinc and lead mineral properties. As noted above, the Las Lomas Project comprises the main asset of the Corporation. The Las Lomas Project consists of 43 existing or pending mining concessions totaling 31,288 ha, located in the Department of Piura in northern Peru, near the Ecuador border.

The Cautivo Shares and Rights will trade on the CSE under the symbols "CAI" and "CAI.RT", respectively.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively referred to herein as "Forward-Looking Statements") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the foregoing, this news release contains Forward-Looking Statements pertaining to the purpose of the Distribution, the Rights Offering and the commencement of trading of Cautivo's securities on the CSE, and the performance of the ARC Funds and Cautivo's respective obligations under the Standby Agreement and the Nomination and Governance Agreement.

Forward-Looking Statements are based on a number of expectations or assumptions, which have been used to develop such information and statements but which may prove to be incorrect. Although the Parties believe the expectations and assumptions reflected in such Forward-Looking Statements are reasonable, undue reliance should not be placed on Forward-Looking Statements because the Parties can give no assurance that such expectations and assumptions will prove to be correct. The Forward-Looking Statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements, including the assumptions made in respect thereof, involve known and unknown risks, uncertainties and other factors, which may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements, including, without limitation, (i) the Rights Offering not proceeding as expected as a result of the conditions of the Rights Offering not being satisfied; (ii) those risks listed under the heading "Risk Factors" in the Prospectus; and (iii) other risks, which are beyond the control of the Parties. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the Forward-Looking Statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements contained in this news release.

The Forward-Looking Statements contained in this news release speak only as of the date of this news release, and the Corporation does not assume any obligation to publicly update or revise any of the included Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

SOURCE Sierra Metals Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2017/08/c2419.html

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For further information: regarding Sierra, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Igor Gonzales, President & CEO, Sierra Metals Inc., +1(416) 366-7777; For further information regarding Cautivo please contact: Ricardo Arrarte, Chief Executive Officer, + 511 631-8103 (Peru), Email: info@cautivo-mining.com

CO: Sierra Metals Inc.

CNW 09:44e 08-AUG-17